ANGLO AMERICAN

SEC MAIL RECEIVED PROCESSING
SEP 07 2005
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of Americ

05011040

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

1 September, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Holdings in Company – Butterfield Trust

Yours faithfully
For and on behalf of Anglo American plc

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 10 copies

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

dlw 9/9

ars 220860
RNS 3190Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,292,246 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2005	60,951
16 August 2005	92,688
17 August 2005	48,500
18 August 2005	22,417
19 August 2005	16,600

The Company was advised of these transactions on 19 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 220860
RNS 3190Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,292,246 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2005	60,951
16 August 2005	92,688
17 August 2005	48,500
18 August 2005	22,417
19 August 2005	16,600

The Company was advised of these transactions on 19 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

82-3190-A
NO. 3190Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,292,246 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2005	60,951
16 August 2005	92,688
17 August 2005	48,500
18 August 2005	22,417
19 August 2005	16,600

The Company was advised of these transactions on 19 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 220860
RNS 3190Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,292,246 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2005	60,951
16 August 2005	92,688
17 August 2005	48,500
18 August 2005	22,417
19 August 2005	16,600

The Company was advised of these transactions on 19 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 220860
RNS 3190Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,292,246 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2005	60,951
16 August 2005	92,688
17 August 2005	48,500
18 August 2005	22,417
19 August 2005	16,600

The Company was advised of these transactions on 19 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

AVS 258522

RNS 5570Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,148,156 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 August 2005	66,500
23 August 2005	3,500
24 August 2005	52,501
25 August 2005	1,700
26 August 2005	19,889

The Company was advised of these transactions on 26 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

AV S 258522

RNS 5570Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,148,156 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 August 2005	66,500
23 August 2005	3,500
24 August 2005	52,501
25 August 2005	1,700
26 August 2005	19,889

The Company was advised of these transactions on 26 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

AVS 258522

RNS 5570Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,148,156 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 August 2005	66,500
23 August 2005	3,500
24 August 2005	52,501
25 August 2005	1,700
26 August 2005	19,889

The Company was advised of these transactions on 26 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 5570Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,148,156 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 August 2005	66,500
23 August 2005	3,500
24 August 2005	52,501
25 August 2005	1,700
26 August 2005	19,889

The Company was advised of these transactions on 26 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 5570Q

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 44,148,156 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 August 2005	66,500
23 August 2005	3,500
24 August 2005	52,501
25 August 2005	1,700
26 August 2005	19,889

The Company was advised of these transactions on 26 August 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell